GoPro, Inc.
3025 Clearview Way
San Mateo, California 94402
United States of America
www.gopro.com

May 7, 2024

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, NE
Washington, D.C. 20549-7010

Attention:	Julie Sherman
Christie Wong

Re:	GoPro, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
File No. 001-36514
Dear Ms. Sherman and Ms. Wong:

This letter responds to the comments set forth in the letter to GoPro, Inc. (the “Company”, “we” or “us”), from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on April 10, 2024 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2023 (File No. 001-36514) filed with the Commission on February 9, 2024 (the “Form 10-K”). We have repeated below the Staff’s comments in bold italics, followed by the Company’s response below each comment.

Form 10-K for Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates Impairment of Goodwill and Long-lived Assets, page 57

1.You disclosed that the Company experienced the reduction of market capitalization in the second half of 2023, and we note your share prices are continuing to decline in the first quarter of 2024. In that regard, please provide the following disclosures in future filings for each reporting unit with a material amount of goodwill that is at risk:

•The percentage by which fair value exceeded carrying value as of the date of the most recent test;
•A description of the methods and key assumptions used and how the key assumptions were determined;
•A discussion of the degree of uncertainty associated with the key assumptions; and

GoPro, Inc.
3025 Clearview Way
San Mateo, California 94402
United States of America
www.gopro.com

•A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Refer to Item 303(b)(3) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and will update our disclosure in future filings, as applicable, beginning with our quarter ended March 31, 2024.

Non-GAAP Financial Measures, page 58

2.We note you used a new cash-based non-GAAP tax expense approach to determine your non-GAAP net income (loss). Please tell us your consideration of Question 102.11 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations which requires non-GAAP financial measures to include current and deferred income tax expense commensurate with the non-GAAP measure of profitability. In this regard, please explain which period specific items you adjust for as part of this tax approach.

The Company respectfully acknowledges the Staff’s comment and reference to Question 102.11 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. In light of the Staff’s comment and upon further review and consideration, we advise the Staff that in future filings, beginning with our quarter ended March 31, 2024, the Company will include a non-GAAP tax provision based on a performance measure inclusive of both current and deferred income tax expenses as outlined in Question 102.11.

3.In future filings, please include a reconciliation of Non-GAAP per share information to GAAP earnings per share. Refer to Question 102.05 of the non-GAAP Financial Measures Compliance & Disclosure Interpretation and Item 10(e)(1)(i)(B) of Regulation S-K.

The Company respectively refers the Staff to page 60 and page 61 of the Form 10-K. The Company shows a reconciliation of GAAP net income (loss) to non-GAAP net income (loss). In addition, the Company provides a reconciliation of GAAP shares outstanding for dilutive net income (loss) per share to non-GAAP shares outstanding for dilutive net income (loss) per share. The Company has disclosed all reconciling items to reconcile GAAP net income (loss) per share to non-GAAP net income (loss) per share.

4.Please clarify your disclosure regarding the "Effect of non-GAAP only dilutive securities" and tell us how the amount was calculated.

The Company respectfully acknowledges the Staff’s comment. The “Effect of non-GAAP only dilutive securities” represents the potentially dilutive securities that

GoPro, Inc.
3025 Clearview Way
San Mateo, California 94402
United States of America
www.gopro.com

have a dilutive impact when the Company is in a net income position. For example, in the fourth quarter of 2023, the Company was in a GAAP net loss position so all potentially dilutive securities were anti-dilutive. However, in the fourth quarter of 2023, the Company was in a non-GAAP net income position, and thus, the Company disclosed potentially dilutive securities that were dilutive. The population of potentially dilutive securities used for both GAAP and non-GAAP are the same. The Company will remove “only” from the “Effect of non-GAAP only dilutive securities” in future filings. In future filings, beginning with our quarter ended March 31, 2024, we will revise the description to be “Effect of non-GAAP dilutive securities”.

Please direct any questions, comments or advice of the Commission staff to the undersigned at (650) 255-1605.

Respectfully submitted,

GoPro, Inc.

By: /s/ Brian McGee
Brian McGee
Chief Financial Officer and Chief Operating Officer

Cc:	Nicholas Woodman, Chief Executive Officer
Eve Saltman, Esq., Chief Legal Officer & Secretary
GoPro, Inc.

Dawn Belt, Esq.
Julia Forbess, Esq.
Fenwick & West LLP